06/19/2000 - 16:32:31

Patent:              CA 1289430
Application Number:  527102

                     ENGINE MODIFICATION APPARATUS AND FUEL

           DISPOSITIF D'ADAPTATION D'UN MOTEUR AU MODE POLYCARBURANT


Inventors (Country):               Fosseen, Dwayne (United States)
Owners (Country):                  MIDWEST POWER CONCEPTS, LTD. (United States)
Applicants (Country):
Agent:                             Smart & Biggar
Issued on:                         Sep. 24, 1991
Filed on:                          Jan. 12, 1987
Laid open on:
Canadian Class (CPC):              123/143
International Class (IPC):         F02M 43/00;   F02M 43/04
Patent Cooperation Treaty (PCT):   No
Application priority data:         None
Availability of licence:           N/A
Language of filing:                English

ABSTRACT:

     ABSTRACT OF THE INVENTION An alcohol fuel and apparatus for modifying a conventional diesel or detonation engine having an intake manifold. The engine modification apparatus consists of a fuel delivery system and a fuel injector having a probe which projects into the airstream of the intake manifold. A fuel regulator of the fuel delivery system supplies fuel to the injector under pressure. The fuel pressure changes with changes in the load condition and operating speed of the engine. Fuel supplied to the injector is fumigated into the airstream of the intake manifold through a tapered needle valve. The metering position of the tapered needle valve is adjusted in the injector also in response to changes in the load conditions and operating speed of the engine. By selecting the taper of the needle valve, the response of the regulator, and the response of the injector, the horsepower of the engine can be significantly increased using a hydrous alcohol fuel mixture containing between 30% and 60% water by volume. A small quantity of synthetic oil is added to the hydrous alcohol fuel for enhanced lubrocity and fumigation and for reduced corrosive effect.

CLAIMS:   69677-10

THE EMBODIMENTS OF THE INVENTION IN WHICH AN EXCLUSIVE PROPERTY OR PRIVILEGE IS CLAIMED ARE DEFINED AS FOLLOWS:

1. Apparatus and fuel for modifying a diesel engine having an intake manifold for conducting an intake air stream, comprising: (a) a hydrous alcohol fuel consisting of between approximately 40% and 70% by volume an alcohol taken from the group including methanol and ethanol, between 60 and 30% by volume de-ionized water, and to which has been added between 0.25% and 0.11% by volume a water-soluble synthetic oil; (b) a fuel injector having a probe which extends into the air stream for injecting an aerosol of said fuel into the air stream in a quantity responsive to the pressure in the intake manifold; and (c) a fuel system for supplying said fuel under pressure to said injector when the modified diesel engine is operating under load conditions exceeding one-half of its maximum capacity.

2. The apparatus and fuel as defined in claim 1, wherein said fuel injector comprises: (a) a substantially cylindrical outer housing; (b) a piston inside said housing biased by a spring toward a closed position therefore;

69677-10

(c) a chamber within said housing on the opposite side of said piston from said spring, which chamber communicates with the intake manifold to move said piston in response to increases and decreases in pressure in the intake manifold; (d) an axial throughbore in said probe; (e) a tappered needle valve carried on said piston and extended partially into said throughbore whereby said movement of said piston increases and decreases the amount of said fuel which passes through said needle valve.

3. The apparatus and fuel as defined in claim 2, wherein:
(a) said tappered needle valve has a parabolic tapper such that the amount of said fuel which passes through said needle valve increases linearly with increases in pressure in the intake manifold.

4. The apparatus and fuel as defined in claim 2, wherein:
(a) said tappered needle valve has a straight tapper such that the amount of said fuel which passes through said needle valve increases proportionately to the square of increases in pressure in the intake manifold.


                             By: /s/ Dwayne Fosseen
                             ----------------------
                             Dwayne Fosseen, President